SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
Publicly-held Company
CNPJ/MF N° 02.558.132/0001-69 / NIRE N° 53.30000.580-0

NOTICE TO SHAREHOLDERS

We hereby notify our shareholders that the Company’s Management has approved, “ad referendum” to the General Shareholders Meeting, interest on the shareholders’ equity to be credited, in accordance with article 9 of Law 9249/95 and Resolution n° 297/96, issued by the Brazilian Securities and Exchange Commission, in the total amount of R$ 130,000,000.00 (R$ 0.348144 per lot of one thousand common and preferred shares), which after deduction of 15% withholding income tax results in a net interest amount of R$ 110,500,000.00 (R$ 0.295922 per lot of one thousand common and preferred shares, except for shareholders evidencing to be tax immune or exempted).

The corresponding credit shall be made to the Company’s accounting records on December 31, 2003, individually for each shareholder, based on the shareholding position as of January 29, 2004, that is, the shares are to be traded ex-interests as from January 30, 2004. The payment date shall be timely informed by a Notice to Shareholders.

The amount of interest on shareholders’ equity, net of the assessable withholding income tax, shall be imputed to the amount of the mandatory dividend and of the statutory dividend on common and preferred shares for fiscal year 2003, for all effects of the corporate law.

A shareholder immune or exempted from income tax under the applicable laws must prove such status by presenting documentary evidence, including, in case of those immune as a result of a preliminary injunction, a full content certificate of the case records for the proceeding in which the shareholders was granted the preliminary injunction, issued not more than 15 days before the date of submission of the relevant evidence, such documents to be filed until February 04, 2004, with the Book-Entry Shares Management of Banco Real S.A., the depository institution for the book-entry shares, at Avenida Paulista, 1374, Térreo, Cerqueira César, São Paulo - SP

Brasília, January 27, 2004.

Luis André Carpintero Blanco
Investos Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.